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FORM 6K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a16 or 15d16
of the Securities Exchange Act of 1934

FOR THE MONTH OF:                            JULY 2004

COMMISSION FILE NUMBER:             (SEC File No: 030006)

SUNGOLD INTERNATIONAL HOLDINGS CORP.

#500 – 666 Burrard Street
Vancouver, British Columbia
Canada, V6C 3P6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F  X               Form 40F __

Indicate by check mark if the registrant is submitting the Form 6K in paper as permitted by Regulation ST Rule 101(b)(1):   [__]

Note:  Regulation ST Rule 101(b)(1) only permits the submission in paper of a Form 6K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6K in paper as permitted by Regulation ST Rule 101(b)(7):   [__]

Note:  Regulation ST Rule 101(b)(7) only permits the submission in paper of a Form 6K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.

Yes                   No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g32(b):  82_________________

This is the form of material change report required under section 85 (1) of the Securities Ac and section 151 of the Securities Rules.

BC FORM 53901.F

Securities Act

MATERIAL CHANGE REPORT

Item 1.                        Reporting Issuer

                                    SUNGOLD INTERNATIONAL HOLDINGS CORP.
                                    500  666 Burrard Street
                                    Vancouver, British Columbia,
                                    Canada, V6C 3P6

                                    Telephone: (604) 6699580
                                    Facsimile:  (604) 6699577

Item 2.                        Date of Material Change

                                    June 25,2004

Item 3.                        Press Release

                                    June 28, 2004

Item 4.                        Summary of Material Change

        TRURO RACEWAY AND FIVE OTB’S FINALIZE FIVE YEAR HORSEPOWER®
        EXCLUSIVE LICENSE AGREEMENT FOR HORSEPOWER VIRTUAL RACING

Item 5.                        Full Description of Material Change
Trading Symbol: SGIHF – OTC BB

~ SUNGOLD INTERNATIONAL HOLDINGS CORP. ("Sungold") (OTCBB: SGIHF, Frankfurt: WKN 608164)

For further information please contact Investor Relations at (613) 2499092.

This news release contains forwardlooking statements. Forwardlooking statements address future events and conditions based on the opinions and estimates of management and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. The reader is cautioned not to place undue reliance on forwardlooking statements.  The horseracing industry and parimutuel wagering are subject to a number of factors that are beyond Sungold’s control including:  changes in economic conditions, industry competition, management risks, changes in racing products, variability in operating costs, changes in government and changes in regulatory rules and regulations.

Item 6.                        Reliance on Sections 85(2) (BC), 118(2) (Alberta) and 75(3) (Ontario)
                                    of the Act

                                    None.

Item 8.                        Senior Officer

                                    Donald R. Harris Chairman/Director
                                    500  666 Burrard Street
                                    Vancouver, BC  V6C 3P6

Item 9.                        Statement of Senior Officer

                                    The foregoing accurately discloses the material change referred to herein.

June 25, 2004                                                  /s/ Donald R. Harris
 Date                                                                (signature)

                                                                        Donald R. Harris
                                                                         Name of Signatory

                                                                        Director, Chairman
                                                                         Position

                                                                        Minniapolis Minnesota
                                                                         Place of Declaration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                            SUNGOLD INTERNATIONAL HOLDINGS CORP.

Date:  June 28, 2004

                                                            By*:
                                                                        /s/ART COWIE
                                                                         Art Cowie
                                                                        Director, President

*Print name and title under the signature of the signing officer